UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Retirement Savings Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2010 and 2009 and Supplemental Schedule for the year ended December 31, 2010

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Retirement Savings Plan Advisory Committee

State Auto Insurance Companies Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 10, 2011

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
Shares of registered investment companies	$155,081,016	137,065,837
Interest-bearing cash	11,453,139	13,686,726
Common/collective trust	17,764,407	17,684,321
Affiliated Stock	1,735,110	1,651,616

Total investments	186,033,672	170,088,500

Receivables:
Employee contributions	44,000	44,000
Employer contributions	17,150	17,150
Notes receivable from participants	3,795,299	3,327,399

Total receivables	3,856,449	3,388,549

Net assets reflecting investments at fair value	189,890,121	173,477,049

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(144,442)	328,843

Net assets available for benefits	$189,745,679	173,805,892

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Investment income:
Interest and dividends	$2,939,957	2,641,643
Net appreciation in fair value of investments	16,620,494	26,927,816

Total investment income	19,560,451	29,569,459

Interest income on notes receivable from participants	139,671	157,972

Contributions:
Employee contributions	10,271,175	10,197,741
Participant rollovers	906,033	441,014
Employer contributions	4,984,356	4,015,671

Total contributions	16,161,564	14,654,426

Deductions:
Benefit payments	19,901,385	17,213,576
Participant loan fees	20,514	18,173

Total deductions	19,921,899	17,231,749

Net increase before transfer	15,939,787	27,150,108
Transfer of plan assets	—	2,971,018

Net increase after transfer	15,939,787	30,121,126

Net assets available for benefits:
Beginning of year	173,805,892	143,684,766

End of year	$189,745,679	173,805,892

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2010

1. Description of the Plan

Organization

The State Auto Insurance Companies Retirement Savings Plan (the “Plan”), formerly known as the State Auto Insurance Companies Capital Accumulation Plan, is a defined contribution plan which qualifies as a 401(k) plan. The Plan was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates for the purpose of providing a savings plan for the benefit of its employees.

In 2010, an amendment was made to change the sponsor of the Plan from State Auto Mutual to its affiliate, State Auto Property & Casualty Insurance Company (the “Company”), which is the employer of all participants covered by the Plan. On December 15, 2010, the Plan was amended and restated in its entirety, effective as of January 1, 2002.

In 2009, the following amendments were made to the Plan:

•

Amendment to the Plan’s eligibility requirements to provide that employees hired on or after June 1, 2009 are eligible to participate in the Plan after the completion of 90 days of employment with the Company;

•

Amendment to provide for an employer non-elective contribution equal to a stated percentage (as determined by the Compensation Committee in its discretion, from time to time) of an eligible participant’s compensation for employees hired on or after January 1, 2010, as well as those participants who irrevocably elected to freeze future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective July 1, 2010; and

•	Amendment to change the name of the Plan to the State Auto Insurance Companies Retirement Savings Plan, effective January 1, 2010.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first pay period after the completion of 90 days of employment with the Company provided the employee is or will attain age 21 during the calendar year of the employee’s hire date. Employees who were hired prior to June 1, 2009, were eligible to participate in the Plan as of the first pay period subsequent to 30 days after the employee’s hire date. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements unless a different election is affirmatively made by such participant.

Transfer of Plan Assets

In 2007, State Auto Mutual affiliated with Patrons Mutual Insurance Company of Connecticut and Litchfield Mutual Fire Insurance Company (collectively, the “Patrons Insurance Group”). Effective January 1, 2009, the former employees of the Patrons Insurance Group became participants in the Plan and received credit for their participation and vesting service as measured under the terms of the respective previously administered plan. The net assets of the Patrons Employees 401(k) Profit Sharing Plan, totaling $2,971,018, were transferred into the Plan in January 2009.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

Contributions

Each participant may contribute any whole percentage of their salary between 1% and 50% of his or her salary (“basic contribution”) up to the maximum Internal Revenue Code (the “Code”) limit. Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan contribute an automatic 3% of their salary with automatic increases to 4% in the second plan year following enrollment, 5% in the third plan year following enrollment and 6% in the fourth and subsequent plan years following enrollment. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of a participant’s salary.

The Company also makes non-elective contributions of 5% of an eligible participant’s salary. Participants eligible for the non-elective contributions are those employees hired on or after January 1, 2010, and those participants who irrevocably elected to freeze their future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective July 1, 2010. The percentage of the non-elective contribution is determined by the Compensation Committee of the Plan and can be changed at its discretion.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum Code pre-tax contribution of $16,500 may make additional “Catch-up Contributions” of up to $5,500.

Vesting

Plan participants are fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in non-elective and other employer contributions and related net earnings and losses occurs upon completion of three years of service. Any employee terminating prior to completing years of service requirements vests in employer contributions and related net earnings and losses at percentages set forth in the Plan document. In addition, employer contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability. Any forfeiture of non-vested employer contributions and related net earnings or losses are first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Notes receivable from participants (loans) are valued at their unpaid balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

All administrative expenses, excluding participant loan fees, are paid by the Company.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their vested account less outstanding loan balances.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their vested account based on financial hardship. Participants may withdraw the vested portion of employer matching contributions credited to their account, subject to certain conditions.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2010 and 2009 consisted of shares of registered investment companies, interest-bearing cash, a common/collective trust and shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated Stock”). The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

In accordance with the Plan Accounting – Defined Contribution Pension Plans Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Plan’s common/collective trust, which includes a fully benefit-responsive investment contract, is reported at fair value based on information reported by Fidelity Management Trust Company (the “fund trustee”), with a corresponding adjustment on the statements of net assets available for benefits to reflect the investment at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

Reclassification

Notes receivable from participants previously reported as a component of investments have been reclassified to a component of receivables on the statement of net assets available for benefits in order to conform to the current year presentation. Interest on notes receivable from participants previously reported as a component of interest and dividends has been reclassified as interest income on notes receivable from participants on the statement of changes in net assets available for benefits.

Adoption of New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for fair value measurement that fall in either Level 2 or Level 3. The Plan adopted this guidance effective January 1, 2010, except for the gross presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for annual and interim reporting periods beginning after December 15, 2010. The disclosures required by this new guidance are provided in the accompanying Note 4.

Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued guidance to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The new guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this guidance retrospectively effective December 31, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the statements of net assets available for benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

3. Investments

The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2010 and 2009:

	December 31
	2010	2009
Investments in shares of registered investment companies:
Fidelity Contrafund K	$41,353,680	—
Fidelity Contrafund	—	39,869,691
MFS Value Fund Class A	17,841,881	18,425,625
Fidelity Diversified International Fund K	12,084,350	—
Fidelity Diversified International Fund	—	12,587,715
Fidelity Puritan Fund K	10,698,231	—
Fidelity Puritan Fund	—	10,958,572

Interest-bearing cash:
Fidelity U.S. Government Reserves	$11,453,139	13,686,726

Investment in common/collective trust:
Fidelity Managed Income Portfolio	$17,764,407	17,684,321

The following table sets forth the appreciation (depreciation) in value of the Plan’s investments (including investments bought and sold, as well as held during the year) for the years ended December 31, 2010 and 2009:

	2010	2009
Realized appreciation (depreciation):
Shares of registered investment companies	$9,046,618	2,351,092
Affiliated Stock	(24,689)	(109,249)

Total realized appreciation	9,021,929	2,241,843

Unrealized appreciation (depreciation):
Shares of registered investment companies	7,655,512	25,391,446
Affiliated Stock	(56,947)	(705,473)

Total unrealized appreciation	7,598,565	24,685,973

Total realized and unrealized appreciation	$16,620,494	26,927,816

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

4. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2010 and 2009.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy. At December 31, 2009, the Plan held one fund with underlying investments in real estate whose NAV was not a quoted price on an active market and was therefore classified in Level 3 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•

Common/collective trust: The common/collective trust is a public investment vehicle valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy. The fund manager’s objective is preservation of capital and the fund invests primarily in fixed income, bond and money market funds. There are no unfunded commitments related to the common collective trust and units are redeemable at NAV.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

The following tables set forth the Plan’s investments within the fair value hierarchy at December 31, 2010 and 2009:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
At December 31, 2010

Registered investment companies:
Large-cap equity investments	$73,413,062	73,413,062	—	—
Mid-cap equity investments	8,620,526	8,620,526	—	—
Small-cap equity investments	2,410,148	2,410,148	—	—
International equity investments	14,742,446	14,742,446	—	—
Blended fund investments	44,965,245	44,965,245	—	—
Income bond investments	10,929,589	10,929,589	—	—

Total registered investment companies	155,081,016	155,081,016	—	—
Interest-bearing cash	11,453,139	11,453,139	—	—
Common/collective trust	17,764,407	—	17,764,407	—
Affiliated Stock	1,735,110	1,735,110	—	—

Total investments	$186,033,672	168,269,265	17,764,407	—

At December 31, 2009

Registered investment companies:
Large-cap equity investments	$71,719,019	71,719,019	—	—
Mid-cap equity investments	6,115,506	6,115,506	—	—
Small-cap equity investments	1,491,149	1,491,149	—	—
International equity investments	13,890,261	13,890,261	—	—
Blended fund investments	35,315,501	35,315,501	—	—
Income bond investments	8,357,779	8,357,779	—	—
Other	176,622	—	—	176,622

Total registered investment companies	137,065,837	136,889,215	—	176,622
Interest-bearing cash	13,686,726	13,686,726	—	—
Common/collective trust	17,684,321	—	17,684,321	—
Affiliated Stock	1,651,616	1,651,616	—	—

Total investments	$170,088,500	152,227,557	17,684,321	176,622

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table sets forth a reconciliation of the beginning and ending balances for 2010 and 2009:

	Registered investment companies - Other
	2010	2009
Balance, January 1	$176,622	—
Realized gains (losses) relating to assets sold	7,897	—
Unrealized gains (losses) relating to assets held at reporting date	—	(81,553)
Purchases, sales, issuances, and settlements, net*	(184,519)	258,175
Transfers in and/or out of Level 3, net	—	—

Balance, December 31	$—	176,622

* $258,175 included in the transfer of assets in 2009.

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan applied for an updated determination letter on January 31, 2011 but has not yet received a response from the IRS.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Reconciliation to Form 5500

The following table sets forth a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$189,745,679	173,805,892
Contribution receivables	(61,150)	(61,150)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	144,442	(328,843)

Net assets available for benefits per the Form 5500	$189,828,971	173,415,899

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2010

The following table sets forth a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2010	2009
Net increase in net assets available for benefits per the financial statements	$15,939,787	30,121,126
Less contributions:
Employee	—	3,000
Employer	—	1,050

	—	4,050
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	144,442	(328,843)
Prior year	328,843	991,604

Net increase in net assets available for benefits per Form 5500	$16,413,072	30,779,837

7. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated Stock.

8. Subsequent Event

During 2009, the Company acquired Rockhill Insurance Group (“Rockhill”). Effective January 1, 2011, the former employees of Rockhill became participants in the Plan and received credit under the Plan for their participation and vesting service as measured under the terms of the defined contribution plan previously administered by Rockhill. In addition, net assets of $17,166,116 under this previously administered plan were merged into the Plan in February 2011.

Supplemental

Schedule

State Auto Insurance Companies Retirement Savings Plan

EIN: 57-6010814 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Fund	83,950	$4,300,745
	Harbor International Fund Institutional Class	43,899	2,658,096
	PIMCO Total Return Fund Institutional Class	578,308	6,274,643
	Vanguard Mid-Cap Index Fund Investor Shares	41,165	836,059
	CALAMOS Growth Fund Class A	141,749	7,566,561
	MFS Value Fund Class A	782,196	17,841,881
	JP Morgan Mid Cap Value Fund Class A Shares	150,615	3,483,722
	American Beacon Small Cap Value Fund Investor Class	124,170	2,410,148
*	Fidelity Puritan Fund K	597,333	10,698,231
*	Fidelity Contrafund K	610,837	41,353,680
*	Fidelity Intermediate Bond Fund	441,227	4,654,946
*	Fidelity Diversified International Fund K	401,207	12,084,350
	Spartan U.S. Equity Index Fund Investor Class	149,527	6,650,940
*	Fidelity Freedom Income Fund K	32,496	371,429
*	Fidelity Freedom K 2000 Fund	26,950	312,346
*	Fidelity Freedom K 2005 Fund	20,470	254,650
*	Fidelity Freedom K 2010 Fund	296,425	3,758,665
*	Fidelity Freedom K 2015 Fund	475,774	6,051,848
*	Fidelity Freedom K 2020 Fund	548,064	7,228,960
*	Fidelity Freedom K 2025 Fund	327,384	4,386,950
*	Fidelity Freedom K 2030 Fund	343,524	4,671,924
*	Fidelity Freedom K 2035 Fund	187,236	2,580,115
*	Fidelity Freedom K 2040 Fund	207,526	2,876,307
*	Fidelity Freedom K 2045 Fund	83,463	1,165,145
*	Fidelity Freedom K 2050 Fund	43,415	608,675

			$155,081,016

State Auto Insurance Companies Retirement Savings Plan

EIN: 57-6010814 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year) continued

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Interest-bearing cash:
*	Fidelity U.S. Government Reserves	11,453,139	$11,453,139
	Investment in common/collective trust:
*	Fidelity Managed Income Portfolio	17,619,966	17,764,407
	Affiliated Stock:
*	State Auto Financial Corporation Common Stock Fund	99,530	1,733,815
	Stock Purchase Account (1)	-	1,295

			1,735,110
*	Notes receivable from participants (interest rate 3.25% to 10.25%)	-	3,795,299

	Total		$189,828,971

*	–Indicates a party-in-interest to the Plan.
(1)

– The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Date: June 10, 2011	By:	/s/ Steven E. English
	Printed Name:	Steven E. English
	Title:	Chief Financial Officer of State Auto Property &
Casualty Insurance Company

	By:	/s/ James A. Yano
	Printed Name:	James A. Yano
	Title:	Vice President, Secretary and General Counsel of State
Auto Property & Casualty Insurance Company

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein